UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

RECALCULATION OF THE AMOUNT PER SHARE OF DIVIDENDS COMMUNICATED ON FEBRUARY 23, 2021, AND RATIFICATION OF THE DIVIDENDS FOR FISCAL YEAR 2020

Further to the Notice to Shareholders dated February 23, 2021, published in the editions of February 24, 2021 in the newspaper Diário Oficial do Estado de São Paulo and in the newspaper Valor Econômico, Telefônica Brasil S.A. (“Company”) hereby informs the Shareholders that the values per share referring to the Dividends below have been modified, in view of the acquisition of shares held in treasury under the Company's Share Buyback Program, as described in the table below:

From:

Earnings	Filing Date	Ownership Position	Gross Amount per Share (R$)	Net Amount per Share (R$)
Dividends	04/15/2021	04/15/2021	0.94037594149	0.94037594149

To:

Earnings	Filing Date	Ownership Position	Gross Amount per Share (R$)	Net Amount per Share (R$)
Dividends	04/15/2021	04/15/2021	0.94181786762	0.94181786762

The Dividends will be credited individually to each shareholder, based on the shareholding position in the Company's records at the end of April 15, 2021. After this date the shares will be considered “ex-dividends”. These dividends will be paid on October 5, 2021.

Thus, pursuant to the sole paragraph of article 25 and article 26 of the Company's Bylaws, the Dividends and Interest on Capital listed below were attributed to the minimum mandatory dividend for fiscal year 2020, ad referendum of the General Shareholders' Meeting, which ratified/approved them on April 15, 2021.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Earnings	Filing Date	Ownership Position	Gross Amount Per Share		Net Amount Per Share		Payment date
			ON1	PN2	ON1	PN2
Interest on capital	2/14/2020	2/28/2020	0.14994770587	0.16494247646	0.12745554999	0.14020110499	7/13/2021
Interest on capital	3/19/2020	3/31/2020	0.08330428104	0.09163470914	0.07080863888	0.07788950277	7/13/2021
Interest on capital	6/17/2020	6/30/2020	0.49982568626	0.54980825489	0.42485183332	0.46733701665	7/13/2021
Interest on capital	9/17/2020	9/28/2020	0.36098521785	0.39708373964	0.30683743517	0.33752117869	7/13/2021
Interest on capital	11/16/2020	11/27/2020	0.23690212973		0.20136681027		7/13/2021
Interest on capital	12/11/2020	12/28/2020	0.15401254471		0.13091066300		7/13/2021
Dividends	12/11/2020	12/28/2020	0.71082712945		0.71082712945		10/05/2021
Dividends	04/15/2021	04/15/2021	0.94181786762		0.94181786762		10/05/2021

1 Value per ON share already considering the conversion of all preferred shares issued by the Company into common shares (“Conversion”), approved at the Extraordinary General Meeting and ratified at the Special General Meeting of Preferred Shareholders, held on October 1, 2020, whose formalization took place on November 23, 2020.

2 Amount per preferred share (10% higher than that attributed to each common share) considers the Interest on Capital declared on dates prior to the approval of the aforementioned Conversion.

São Paulo, April 15, 2021.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil - Investor Relations Phone: +55 11 3430 3687 Email: ir.br@telefonica.com www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 15, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director